UNIFIED

Build a better world on the
social network for progressive change



UNIFIED

The social network for community organizing and activism!

joinunified.us   Austin, TX   🐦 📷   Technology   B2C   Mobile Apps

Highlights

1   📈 Hundreds of organizers, activists, volunteers, and candidates on the waitlist

2    The first and only social platform for community organizers and activists

3   💸 A team that has built multiple multi-million dollar companies

4   💰 $370B market, $15B TAM, $30M ARR in 5 years

5   🙌 Backed by Higher Ground Labs (Y-Com for political tech)

6   🗽 Builds a healthier democracy

Our Team



Shion Deysarkar CEO & Co-Founder

A proven leader in the world of technology and activism. Built a multi-million DaaS firm from the ground up which now grows 50% YoY. Deployed political organizing tools to >40 campaigns. CMU CompSci & Rice MBA grad.

Read our story here: https://www.joinunified.us/about



Jeremy Smith Co-Founder

A military, activism, and technology veteran. Has registered >1,000,000 voters via digital tools. CEO @ Civitech, a multi-million dollar political technology firm. US Army Captain, West Point grad, & Marshall Scholar.



Kas Sohr Lead Data Scientist

Data scientist with 15 yrs' experience in community development. Her work has been recognized by the TED Prize, Curry Stone Design Prize, the Royal Society of Arts Bicentenary Medal, WIRED's Rave Award, and the National Design Patron Award.



Brian T. Smith Head of Strategic Partnerships

22-yr campaign & govt relations professional with a recent focus on driving rapid growth for tech startups. Has been in the room where it happens, from winning his first primary election on Sep 11, 2001, to crafting language in the ACA.



RG Hall Operations Manager

A diverse range of organizing experience, including serving on the Biden Inaugural Advance Team, consulting for congressional campaigns, fundraising for US House members, and running field operations for Elizabeth Warren and other campaigns.



Amanda Phillips Community Manager

10 yrs of building communities from the ground up. Versatile creative: photographer, event producer, designer, videographer, & social media manager. Creator of viral posts, events w/ 1000s of attendees, & manager of award-winning community hubs.



Jack Klika Lead Backend Developer

Multi-disciplinary backend and infrastructure engineer. Led scaling of Foxconn's internal AI and customer-facing software. Optimized data analysis for international investment firm. Enumerator for US Census.



Francisco Jimenez Lead Mobile Developer

Seasoned mobile and web developer with broad experience building application for clients in consumer, analytics, and B2B industries. Built mobile app for relational organizing that was by >2,000 volunteers.

Unified

A social network for organizers, activists, and the communities they support.

Social progress comes from

community organizing

but community organizing hasn't kept pace with a changing world.



Organizers and activists today are forced to

spam people with texts, emails, and more

because they have no other way to reach people in modern society.



Contribute $15
Contribute $25
Contribute $50
Contribute $100
If you've stored your info with ActBlue Express, your contribution instantly:
Contribute $5
Why is this spam?
Elizabeth Warren 1:24 PM
to me
It is similar to messages that were as spam in the past.
Report not spam
WARREN DEMOCRATS
Hi Shion, this is Luke Warford, the Democratic nominee for Texas Railroad Commission. I'm running against Wayne Christian, one of the most corrupt elected officials in Texas.
Last year, my opponent put millions of Texans' drinking water at risk by letting a donor who gave them $100K build a toxic waste site on top of the Ogallala aquifer.
We just released our first ad highlighting this clear-cut case of corruption. Can you watch it and if you like it consider chipping in a few bucks to help share the story with Texas voters? luke4texas.us/bribe?t=XC6d1
Text STOP to quit

Organizers, activists, volunteers, candidates, donors are all

begging for a better way - every. single. day.

Organizer **burnout**


6:44
Thread
Caroline 范愷苓
@carolinefan
I am so really tremendously sad bc organizer burnout & trauma is real.
And some of the most talented people are leaving bc their bodies and minds cannot take it anymore. I support folks in this bc we cannot organize to make others whole if we are tattered and bruised.
9:42 AM · 12 Nov 21 · Twitter for Android
1 Retweet 1 Quote Tweet 20 Likes
Caroline 范愷苓 @carolin... · 12 Nov 21
Replying to @carolinefan
The collection of maladies that I have from

Candidate **frustration**


9:04
Luke Warford
Monday, Jun 20 • 3:13 PM
Hey Shion! There's a problem I'm hearing a lot of candidates are having where their fundraising calls are getting flagged as spam so contact rates are way down. Do you have any experience with CallTime AI or anyone who has effectively solved that problem?
Yeah I've heard of this. It's going to be an uphill battle. Let me ask around if anyone knows a workaround
Ty
We're currently using phone burner and cycling through Google voice numbers
But it's not really working
I'll let you know if I find anything.

Donor **anger**


1:06
Tweet
Cindy Otis
@CindyOtis_
When acquaintances run for office and add your personal email address to NGP VAN so it's now on every. single. campaign. list.
3:20 PM · 21 Mar 22 · Twitter Web App
2 Retweets 2 Quote Tweets 25 Likes
Rina Shah @RinainDC · 21 Mar
Replying to @CindyOtis_
The worst. I feel as if I'm forever unsubscribing.
1
ECMadTown @ECmadtown · 21 Mar
Replying to @CindyOtis_

Our solution:

UNIFIED

A social network for organizers, activists, and the communities they support



How it works:

Sign up connects you with organizers you'll love



Welcome to Unified!
Let's start by setting up your account:
Shion
Deysarkar
****

Create an account

What matters to you?
Next, choose a few interests. This will tailor your experience to issues that matter most to you.
Racial Justice
Women's Rights
Climate Change
LGBTQIA+
Animal Welfare
Healthcare
Voting Rights
texas
GND
txlege
Immigration
M4A
primaries
midterms
covid
YIMBY
studentdebt
inflation
mutualaid

Pick your interests

Nice! We recommend following...
These accounts post updates and actions on Unified that should interest you:
Lloyd Doggett
U.S. Representative, Running to represent ATX, the ...
Following
Austin Justice Coalition
Official Unified account for the Austin Justice Coalition
Follow
Gina Hinojosa
Texas State Rep #HD49
Following
Reena Sekhon
HFA alum for life. JOE Alum. Revolution is life. ...
Follow
Joe Cascino
College Dems TX President | Texan Tony Soprano ...
Follow
Stacey Abrams
Candidate for Governor. Small business owner. ...
Following
Amanda Phillips
Changing the world with Unified.
Following
RG Hall
Unified, Biden Inaugural, Warren, TX Democrats
Following

Follow accounts

How it works:

Complete targeted actions in every post



Amanda Phillips 12s
Welp, it's here. #SCOTUS is overturning #roevwade. I've collected actions from some of my favorite activists to help you do something right now. #mybodymyrights
Stop your DA from enforcing abortion offenses
Rally today at the courthouse!
+3 more actions for you
23
12
45
Gina Hinojosa 1m

Discover relevant posts on your home feed

Post
Amanda Phillips 12s
Welp, it's here. #SCOTUS is overturning #roevwade. I've collected actions from some of my favorite activists to help you do something right now. #mybodymyrights
Stop your DA from enforcing abortion offenses
Rally today at the courthouse!
What do your friends think about the decision?
The best abortion funds to support
I guess we need even more voters
542 actions taken
12 comments
23 reposts
45 likes
Amina Wheeler
Thanks so much for putting this together Amanda! It's so helpful.
15.3K

Take action immediately from within each post

Post
I guess we need even more voters
May 2 2022
by Carrie Collier Brown
It's the first step in the process, but the journey to a better future starts with registering more voters where they're most important. I'm targeting places where we need to register more pro-choice voters.
Amina, Shaun, and 42 other people took action
A contact filter is active for this action:
Only contacts with a 713, 281, 512, 972, or 469 area code in their phone number will be shown.
Recommended contacts for you:
Audrey Barrett
Houston, TX
Matt Harrison
Austin, TX
Emma Ukanwa
Dallas, TX

Engage your contacts with targeted asks

How it works:

Connect with people and build a community



I guess we need even more voters
542 actions taken 12 comments 23 reposts 45 likes
Amina Wheeler
Thanks so much for putting this together Amanda! It's so helpful.
15.3K
Shaun Martin
What is everyone saying to their reps? The script is great, but I want to personalize it.
15.3K
6 more replies
Bri Lennox
This is so great.. I was really shaken today, but these actions feel like I can at least do something about it.
15.3K
Lily Nguyen
Signed up for the rally! Getting my posters ready!
15.3K

Collaborate with other activists on each action

Shion Deysarkar
Be brave enough to be the light. -AG
1,324
1,741
joinunified.us
Posts
Actions
Impact
Reps
Settings
Overview
Actions completed 1,741
Actions created 34
Community reach 1,324
Member since Sep 21, 2021
Actions
Register voters 145
Contact representatives 38
Surveys 17
Contact friends 571
Turn out voters 223

Track your impact on your own unique profile

District 9 Crew
Are y'all doing the blockwalk this weekend?
Primary blockwalking this Sunday!
We're blockwalking this Sunday to turn out voters for the upcoming primaries.
I'll be there!
Me too!
I can't make it, but I set up some ways to help for others stuck at home
Tell your friends to vote! It's not scary!
Emily is concerned about something else in

Build a community around your cause

360

organizers, volunteers, donors, and candidates are on the waitlist



Leading, active in, or alumni of dozens of progressive groups:



Eager to use Unified for:

Recruiting
STEM candidates

Mobilizing
Gen-Z in Wisconsin

Running
for Mayor of Houston

Inspiring others
to fight climate change

Coordinating
Black sorority activism

Promoting
activism on podcasts

Unionizing
Starbucks locations

Organizing
suburban moms in Texas

3.5M monthly active users (MAUs) by 2024

Comparables:

2M	Pod Save America daily listeners
2M	Hasan Piker Twitch viewers
4M	Mobilize users
5M	Indivisible guide views
8M	Everytown supporters
15M	ActBlue donors
16M	Planned Parenthood supporters
30M	Snapchat voter education users
52M	Twitter MAUs talking about politics

Forward-looking projections are not guaranteed.



Domestic TAM
$15B

Primary revenue channel:
3.95% commission on donations through Unified

$15B TAM: $3.95% of $378B political/advocacy donations in 2020

$197M SAM: $3.95% of $5B ActBlue donations in 2020

$19M SOM: $3.95% of 10% of $5B ActBlue donations in 2020



SAM
$197M

SOM
$19M

Future revenue channels:

Digital goods/subscriptions for users
Donor & volunteer management software services
Third-party API ecosystem access

Back a team with:

Roots in the movement. Rocket ship experience.



Shion Deysarkar
CEO & Co-Founder

50% YoY 3-year growth as DaaS firm CEO
Brought relational organizing to 40 campaigns
CMU CompSci, Student Pres. @ Rice MBA



Jeremy Smith
Co-Founder

Registered over 1,000,000 voters
CEO @ Civitech ($63M valuation)
West Point, US Army Captain, Marshall Scholar

Core Engineering Team



Kas Stohr
Lead Data Scientist

Let social listening for Simon & Schuster
Led non-profit that impacted 1.2 million people



Francisco Jimenez
Lead Mobile Developer

Built relational organizing app used by >2000 vols
10 years building applications for SaaS companies



Jack Klika
Lead Backend Engineer

Led scaling for Foxconn's AI systems
Enumerator for US census

Core Business Development Team



Brian T. Smith
Head of Partnerships

22 years working campaign & government relations
Election-winner and legislation-crafter



RG Hall
Operations Manager

Organizer with Biden Inaugural, Warren for President
Fundraiser and consultant for US House races



Amanda Phillips
Community Manager

10 years in community and event management
Volunteer deputy registrar

How you can help:

Join our $4M seed round (includes this crowdfund)



$50K - 1.07M $1 - 2M $1 - 2M

$50K – 1.07M	$1 – 2M	$1 – 2M
crowdfund	impact investors	venture capital
min $100	min $10K	min $100K

Backed by the same organizers, activists, candidates, and donors on our alpha waitlist:



Also backed by:



Additional Resources

User testimonials
Live reactions during user interviews



Click images to watch videos

Quotes from interviews

"It's fulfilling something that's missing in the space. Wish I had it in 2020." "This is absolutely a missing piece in organizing. Nothing like it exists." "What you're proposing kicks the competition's ass. It's way better." "I could finally get rid of Facebook with what you just showed me." "This is better than Instagram or Facebook for taking action." "A social platform that sync with VAN would be the greatest thing I've seen in organizing." "I hate most political tech and I love this." "Our volunteers will love this." "I would love to beta test this with my groups." "I want to start using this like NOW." "I'm ready to download this and get others to download this asap." "I want to be one of the first to use it." "Super close to the perfect app." "There's a big need for this - I'm with y'all." "OH WOW."

Testimonials from pilot partners:

Thank you!

Thank you so much for reviewing our story. We hope you find our mission, product, and vision compelling. Please let us know if you have any questions!

Want to join our superfan community? **Sign up for a feedback session**.

Additional links

- Learn more about Unified features: **Feature Announcements**, **Feature Deep Dives**

- **Activism on social media**

- **Charitable giving statistics**

- Political giving statistics: **OpenSecrets**, **FollowTheMoney.org**

- ActBlue statistics: **2020 report**, **2021 analysis**

- Creator economy success stories: **Patreon**, **Twitch**